Exhibit 99.1

SAIHEAT Signs a Memorandum of Understanding (MoU) to Strengthen its Leadership Position in the Middle East Nuclear and SMR Markets

Singapore, Oct 17, 2024 (GLOBE NEWSWIRE) -- SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), announces the signing of a Memorandum of Understanding (MoU) for HEATNUC products. This agreement aim to enhance strengths in product development and marketing. The MoUs are designed to boost the company’s competitiveness in the Middle East and global markets. This strategic move will further advance SAIHEAT’s localization strategy in the region, solidifying market position while expanding influence.

This Memorandum of Understanding (MOU) was signed with Jiangsu Xuanrui Vibration Damping Equipment Co., Ltd. and marks the establishment of a strategic partnership between the two companies, focusing on the commitment to support hangers and hydraulic dampers. This includes coverage of second-generation plus, the introduction of third-generation (EPRAP1000) independent third-generation (“Hualong One”, Guohe One) four-generation nuclear power, etc., mainly targeting the large-scale nuclear power sector. The cooperation also covers subcontractors and joint manufacturing. The aim of this cooperation is to jointly manufacture nuclear and small modular reactor (SMR) equipment and components, with a focus on improving competitiveness while expanding the market for collaboration between the two companies.

The MOU not only emphasizes cooperation through the exchange of expertise in project management and business practices, but also focuses on joint marketing efforts in the nuclear and small reactor sectors. This demonstrates a commitment to mutual development through the sharing of knowledge and experience. In addition, HEATNUC and its partners plan to further expand their global reach by exploring and expanding international markets through joint ventures.

These initiatives are fully in line with HEATNUC’s strategic goal to strengthen its important position in the global nuclear industry. Through close cooperation with its partners, HEATNUC aims to provide innovative solutions while maintaining the highest standards of quality and safety.

About HEATNUC

HEATNUC is a Small Modular Reactor Division of SAIHEAT, dedicated to developing 3rd generation PWR and 4th generation SFR and HTGR. HEATNUC also promotes utilizing the high-temperature electrolytic refining fuel cycle to extend the usage life of uranium ore to tens of thousands of years, while actively assisting in the development of global uranium raw material resources.

About SAIHEAT

SAIHEAT Limited is a Nasdaq-listed (SAIH) company headquartered in Singapore. SAIHEAT develops technologies for the Advanced Computing Center Ecosystem (ACCE), a next-gen computing center featuring high-performance servers, advanced liquid cooling, and systems for capturing and recycling computing heat. Our innovations aim to reduce the carbon footprint of Bitcoin mining and AI operations.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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